SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16

of the Securities Exchange Act of 1934

For the month of September 2013

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Sercel launches 508XT land acquisition system

Paris, France – September 24, 2013

Sercel announces today the launch of its new 508XT system, which heralds a new paradigm in land seismic acquisition by offering MegaCrews the ability to record up to one million channels in real time, resulting in unparalleled image resolution.

The 508XT is the first member of Sercel’s new generation of state-of-the-art land seismic acquisition systems designed to drive crew productivity, operating flexibility and data quality to a new level.

Powered by Sercel’s new step-changing cross-technology architecture, branded as X-TechTM or XT for short, the 508XT system combines the best of cabled and wireless system technologies and integrates a host of exciting new capabilities. X-Tech allows access to data with zero downtime and in real time thanks to a new generation of intelligent networking technology. Specific features for local data storage, automatic rerouting, and new levels of redundancy and quality control ensure non-stop production.

Along with the 508XT system, Sercel also introduces QuietSeis™, a new, high-performance digital sensor based on next-generation MEMS, allowing seismic signals to be recorded with three times less instrument noise than before. Compatible with Sercel’s leading VE464 vibroseis solution, the 508XT and QuietSeis offer the best single-sensor acquisition solution, making data capture easier, faster and more accurate.

In addition, with its reduced weight, need for fewer people per crew and reduced battery unit requirement (up to 100 times less than competing systems), the 508XT increases crew productivity and significantly reduces acquisition costs while continuing to accommodate a wide range of sensors (1C or multicomponent, digital or analog).

Pascal Rouiller, Sercel CEO, said: “Expanding on the commercial success of Sercel’s 400 series, which has sold more than 4 million 408 and 428 channels worldwide to date, the 508XT ushers in a new era for land seismic data acquisition. It offers unparalleled data quality and integrity for continuous, very rapid acquisition. Its X-Tech architecture combines the best of both wireless and cabled technologies to introduce a new level of acquisition flexibility and operational reliability for all types of geographies, climates and environments.”

Jean-Georges Malcor, CGG CEO, said: “Sercel has once again raised the bar with its launch of the 508XT system. Its one-million-channel recording capability is unique to the industry and will be pivotal in the evolution of onshore seismic. It will also play a key role in the wider adoption of broadband, high-density wide-azimuth surveys by our clients to optimize field development plans and maximize production. The 508XT is exactly the toolkit the industry needs to face the growing geophysical, operational and environmental challenges of conventional and unconventional resources, complex new frontiers and mature reservoirs.”

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation.

CGG employs over 9,800 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Christophe Barnini

Tel: +33 1 64 47 38 11

E-Mail: invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date	September 24th, 2013	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Senior EVP